UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sazmining Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> January 6, 2018

Physical address of issuer
9641 Eagle Ridge Drive, Bethesda, MD 20817

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,499,793	$1,158,101
Cash & Cash Equivalents	$726,298	$57,048
Accounts Receivable	$5,383	$16,328
Short-term Debt	$112,876	$138,185
Long-term Debt	$10,000	$363,168
Revenues/Sales	$8,664,049	$2,613,002
Cost of Goods Sold	$7,941,761	$2,388,446
Taxes Paid	$56,815	-$73,411
Net Income	$213,734	-$276,166

July 16, 2025

FORM C-AR

Sazmining Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Sazmining Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.sazmining.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 16, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sazmining Inc. (the "Company") is a Delaware Corporation, formed on January 6, 2018.

The Company is located at 9641 Eagle Ridge Drive, Bethesda, MD 20817.

The Company's website is https://www.sazmining.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Sazmining offers a service known as Bitcoin Mining as a Service (MaaS), designed to make Bitcoin mining accessible, simple, and transparent, particularly for beginners. Our core service involves managing the entire Bitcoin mining process on behalf of customers, allowing individuals to participate in mining without needing to handle technical complexities themselves.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in

connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed.

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms within the Company's industry. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of capital.

Projections: Forward Looking Information. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service. All of our current services are variants on one type of service, providing a platform for Bitcoin mining. Our revenues are therefore dependent upon the market for online capital formation.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits Sazmining, Inc was formed on 01/6/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sazmining, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will remain profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right

talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), possibly the EPA (Environmental Protection Agency), and other relevant government laws and regulations. The EPA may have the ability to regulate carbon emissions in the future. The EPA may then choose to target the carbon emissions of the Bitcoin mining industry as a whole, despite our Wisconsin facility being carbon neutral. Utilities may change their rate tariffs for Bitcoin mining operation, which would negatively impact future grid-tied facilities. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sazmining, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sazmining, Inc could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Facility Security Risk
Facility security risks include those associated with location, personnel, and weather/acts of nature which could negatively impact the company's profitability. Any or all of these could lead to theft, vandalism, or extensive property damage. Sazmining ensures that the facility has proper security protocols & procedures regarding access and maintenance to minimize the risk of theft or vandalism. Additionally, we plan to purchase various layers of insurance as applicable to each facility and hosting contract we sign.

Asset Security Risk

Asset security risks include those associated with the holding and storing of mined bitcoin. Since the mined bitcoin represents the realized profit of the company, a security breach would directly affect the profitability. Additionally, a security breach would negatively impact the overall reputation of Sazmining and Sazmining's credibility as a miner. Proper risk management around digital asset custody will mitigate risk and ensure Sazmining can scale to service large institutional capital. Sazmining is fully verified as an institutional partner of Kraken.

Energy Risk

Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole. If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy becomes increasingly volatile. The contracts we sign stipulate a minimum uptime of energy generation with compensatory recourse when the minimum is not met. Minimum uptime is typically 95% in a behind-the-meter arrangement (the remaining 5% is typically sold to the grid in times of elevated demand, but profit sharing of the 5% is also typical). Contracts for methane facilities would have similar provisions. More importantly, since many methane facilities are off-grid without the ability to sell power back to it, the contractual uptime guarantees are expected to be higher. Sazmining is well-connected in the methane & renewable energy industries in order to mitigate energy risk. We are focused on having a reliable pipeline of operational energy partners to mitigate energy risk and maximize risk-adjusted returns for shareholders.

Jurisdictional Risk

Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Sazmining is mitigating individual country risk by evaluating sites across the globe. Through our network, Sazmining has potential access to facilities around the world. This would allow us to move miners to a more favorable jurisdiction so that we could continue our operations. This would undoubtedly add costs not contemplated in our forecast model. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks.

Tax Risk

Tax risks include those associated with the taxation of revenues and expenses realized from mining bitcoin. If there are changes in tax law or the interpretation of tax law, the profitability of the mine could be negatively impacted. Sazmining will evaluate the best approach for growing the enterprise value of our projects and minimizing unnecessary tax burdens through proper risk-adjusted growth. Staying up to date with tax law will ensure Sazmining maintains compliance with tax law.

Black Swan Risk

Black swan risks include those associated with unpredictable events that are beyond what is normally expected. If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape

becomes increasingly tumultuous and if market rationalization becomes increasingly poor. Sazmining has weathered multiple "Black Swan" events since January 2018.

Third-Party Risk

Third-party risks include those associated with outside party's abilities and willingness to perform necessary services or activities. If an outside party is unable or unwilling to provide contracted products and/or services, the operability and profitability of the company could be negatively impacted. Similarly, third parties may adversely affect the company if they are operating with a high level of third party risk themselves, or if the conditions of their underlying markets become unfavorable. Sazmining will use our industry expertise on PPAs, hosting contracts, and due diligence on industry counter-parties to mitigate Third-Party Risk associated with necessary contracted services or activities. Sazmining's influence and network in the Bitcoin mining and energy industry allow us to do greater diligence when evaluating 3rd party partners. Sazmining's diligence on Third-Party Partners significantly mitigates the risk of performance failures and defaults. We recognize that reliable service from counter-parties is important for maximizing risk adjusted returns for our shareholders. General Market Risk General market risks include those associated with broad market movements unrelated to any specific asset. If the overall performance of financial markets becomes increasingly poor, the company could become less profitable. Since Bitcoin is commonly viewed as a high-risk asset, it is possible that the Bitcoin and Bitcoin mining markets experience significant declines in price. Sazmining's expertise in the Bitcoin and Bitcoin mining industry leads us to limit volatility by locking in gains or holding but using hedging instruments. We will continue to practice a risk-adjusted approach to maximizing returns.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Sazmining offers a service known as Bitcoin Mining as a Service (MaaS), designed to make Bitcoin mining accessible, simple, and transparent, particularly for beginners. Our core service involves managing the entire Bitcoin mining process on behalf of customers, allowing individuals to participate in mining without needing to handle technical complexities themselves.

Business Plan

Sazmining is the first Bitcoing Mining as a Service platform that connects Bitcoin mining to retail as a Bitcoin acquisition strategy. The Company generates revenue selling Bitcoin mining rigs (ASIC's) and providing ongoing management services to our customers but does not seek profit from these revenues. Instead the company seeks to earn ten to fifteen percent of the bitcoin revenue the customer's equipment produces as a management fee. Bitcoin mined by the customer's equipment is distributed by the customer's chosen Bitcoin Mining pool directly to the Company and the customer in the agreed upon revenue share split with neither party having access to the others funds. Since Sazmining only makes money when our customers produce

Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' hash-rate delivered to the pool for payment.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO January, 2018-October 2023 President and Board Member October 2023 -Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO January, 2018-October 2023 Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Leading the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision. President and Board Member October 2023 -Current Leads the operational execution of Sazmining's strategic vision while contributing to its highest-level governance. Provides oversight of Sazmining's functions, ensuring the achievement of strategic goals. Actively participates in setting the overall direction and policies of the company.

Education

William Szamosszegi studied psychology and management at Bucknell University. He was also a member of the men's tennis team at Bucknell, where he was named an ITA Scholar-Athlete and earned a spot on the Patriot League Academic Honor Roll. Prior to Bucknell, he was a four-year letterwinner in men's tennis at Ridgewood High School.

Name

Andrew Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Andrew Szamosszegi's current primary role is with Capital Trade, Incorporated. Andrew Szamosszegi currently services 5 hours per week in their role with the Issuer. Positions and offices currently held with the issuer: Position: Advisor and Board Member Dates of Service:

January, 2018 - Present Responsibilities: I am a member of the board of directors and an original investor. Andrew does not receive a compensation, but owns 43.5% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Capital Trade, Incorporated Title: Principal Dates of Service: July, 2005 - Present Responsibilities: Andrew Szamosszegi is a principal and director at Capital Trade Inc., in Washington, DC. He specializes in international trade consulting and is the firm's treasurer. His consulting work consists of engagements with major law firms representing domestic and international firms in high stakes trade disputes. He has also assisted foreign governments by analyzing the costs and benefits of their potential free trade agreements.

Education

M.A. in Pacific International Affairs from the University of California, San Diego (1993). A.B. from Harvard University (Cum Laude, 1988).

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kent Halliburton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO October 2023 -Current President October 2021-October 2023 COO January 2021-October 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO October 2023 -Current Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Leading the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision. President October 2021-October 2023 Responsible for the overall strategic direction and management of Sazmining and the company's operations. Focused on implementing the CEO's vision and ensured the effective functioning and growth of the company. COO January 2021-October 2021 Responsible for overseeing the daily administrative and operational functions of Sazmining. Worked closely with the CEO to implement the company's strategic vision, ensuring operational efficiency and productivity across all departments. Played a critical role in managing resources, optimizing processes, and translating high-level strategy into actionable, day-to-day operations.

Education

Kent holds a Bachelor of Science (B.S.) in Computer Engineering from Cal Poly, San Luis Obispo, California where he graduated Summa Cum Laude. He was also the Valedictorian of his High School class.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,280,806
Voting Rights	One vote per share.
Anti-Dilution Rights	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	444,471
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE
Amount outstanding	$35,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Andrew Szamosszegi
Amount outstanding	$10,000
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2023
Other material terms	

Type of debt	Notes
Name of creditor	Andrew Szamosszegi
Amount outstanding	$95,000
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 12, 2024
Other material terms	

Type of debt	Credit Card
Name of creditor	Marcus
Amount outstanding	$17,066
Interest rate and payment schedule	18.24%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Credit Card
Name of creditor	Mercury
Amount outstanding	$810
Interest rate and payment schedule	18.24%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $122,876.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$100,000.00	Startup Funds	January 18, 2022	Section 4(a)(2)
Convertible Notes		$500,000.00	Startup Funds	April 14, 2022	Section 4(a)(2)
Convertible Notes		$100,000.00	Startup Funds	February 11, 2022	Section 4(a)(2)
Convertible Notes		$30,000.00		February 26, 2022	Section 4(a)(2)
Convertible Notes		$25,000.00	Startup Funds	February 28, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	March 28, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	April 14, 2022	Section 4(a)(2)
Convertible Notes		$25,000.00	Startup Funds	April 29, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	September 9, 2022	Section 4(a)(2)
Convertible Notes		$50,000.00	Startup Funds	September 7, 2022	Section 4(a)(2)
Convertible Notes		$100,000.00	Startup Funds	September 7, 2022	Section 4(a)(2)
Common Stock	17,648	$211,491.90	StartEngine fees, Research and Development, Working Capital	February 10, 2023	Regulation CF
Convertible Notes		$100,000.00	Working Capital	May 30, 2023	Section 4(a)(2)
SAFE		$25,000	Working Capital	July 5, 2024	Section 4(a)(2)

SAFE		$10,000	Working Capital	August 2, 2024	Section 4(a) (2)

Ownership

Andrew Szamosszegi owns 43.5% of the company and William Szamosszegi owns 39.0%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Szamosszegi	43.5%
William Szamosszegi	39.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company achieved profitability in 2024 after successfully deploying an additional five-megawatts in Villarica, Paraguay. The Company had approximately seven megawatts (7 MW) of power deployed with approximately two hundred eighty-seven petahash (287 PH) under management, representing a 340% increase year-over-year.

The company is structured on a recurring revenue model with each successful year building on the prior year's success. The company intends to remain profitable in 2025 and beyond by expanding hashrate under management. Customer acquisition and timing supply and demand remain core challenges.

Liquidity and Capital Resources

On January 2, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On July 26, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $1,010.02.

On January 18, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On April 14, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $500,000.00.

On February 11, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On February 26, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $30,000.00.

On February 28, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On March 28, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On April 14, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On April 29, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On September 9, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On February 10, 2023 the Company conducted an offering pursuant to Regulation CF and raised $211,491.90.

On May 30, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On July 5, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On August 2, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Andrew Szamosszegi
Relationship to the Company	20% + Owner
Total amount of money involved	$10,000
Benefits or compensation received by related person	The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.
Benefits or compensation received by Company	
Description of the transaction	Line of Credit Promissory Note

Related Person/Entity	Andrew Szamosszegi
Relationship to the Company	20% Owner
Total amount of money involved	$10,000
Benefits or compensation received by related person	The note bears an interest rate of 10% per annum and the note shall be due and payable on January 12, 2024. As of December 31, 2022 and December 31, 2021, the outstanding note is $10,000 and $0.
Benefits or compensation received by Company	
Description of the transaction	Line of Credit Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Kent Halliburton
	(Signature)

Kent Halliburton
(Name)

Co-Founder, CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Sazmining Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sazmining Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 14, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	398,927	57,130
Restricted Cash - Payment Processor Reserves	120,693	57,911
Accounts Receivable	5,383	16,328
Digital Assets	472,011	136,931
Total Current Assets	997,013	268,300
Non-current Assets		
Security Deposits	502,780	310,425
Net Deferred Tax Asset	533,924	579,376
Total Non-Current Assets	1,036,704	889,801
TOTAL ASSETS	2,033,717	1,158,101
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	227,172	101,629
Accrued Expenses	380,529	2,081
Accrued Interest	18,866	55,108
Line of Credit - Related Party	95,000	95,000
Line of Credit	-	12,929
Sales Taxes Payable	34,955	25,259
Unearned Revenue	318,852	254,887
Income Tax Payable	11,363	-
Total Current Liabilities	1,086,736	546,893
Long-term Liabilities		
Notes Payable - Related Party	10,000	10,000
Notes Payable	-	3,168
Convertible Notes	-	350,000
Future Equity Obligations	35,000	-
Total Long-Term Liabilities	45,000	363,168
TOTAL LIABILITIES	1,131,736	910,061
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	13	12
Additional Paid in Capital	2,867,790	2,427,585
Accumulated Deficit	(1,965,823)	(2,179,557)
Total Equity	901,981	248,041
TOTAL LIABILITIES AND EQUITY	2,033,717	1,158,101

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	8,664,049	2,613,002
Unrealized Gains on Digital Assets	125,606	80,492
Cost of Revenue	7,941,761	2,388,446
Gross Profit	847,894	305,049
Operating Expenses		
Advertising and Marketing	43,456	99,008
General and Administrative	498,166	447,627
Research and Development	11,135	2,751
Total Operating Expenses	552,757	549,387
Operating Income (loss)	295,137	(244,338)
Other Expenses		
Interest Expense	24,588	105,239
Total Other Expenses	24,588	105,239
Earnings Before Income Taxes	270,549	(349,577)
Provision for Income Tax Expense/(Benefit)	56,815	(73,411)
Net Income (loss)	213,734	(276,166)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	213,734	(276,166)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	503,991	18,082
Accounts Receivable	10,945	(16,328)
Line of Credit - Related Party	-	85,000
Line of Credit	(12,929)	(25,172)
Deferred Revenue	63,965	217,271
Accrued Interest	(36,242)	54,963
Payment Processor Reserves	(62,782)	(34,434)
Other	9,698	10,903
Income Tax Payable	11,363	-
Changed in Deferred Tax Asset	45,452	73,411
Crypto Assets	(335,080)	(116,305)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	198,381	267,392
Net Cash provided by (used in) Operating Activities	412,115	(8,774)
INVESTING ACTIVITIES		
Security Deposits	(192,355)	(235,425)
Net Cash provided by (used by) Investing Activities	(192,355)	(235,425)
FINANCING ACTIVITIES		
Repayment of Notes Payable	(3,168)	(304)
Proceeds from Future Equity Obligations	35,000	-
Proceeds from Paid-in Capital, net of Conversions	90,205	425,002
Net Cash provided by (used in) Financing Activities	122,037	424,698
Cash at the beginning of period	57,130	23,453
Net Cash increase (decrease) for period	341,797	180,499
Cash at end of period	398,927	57,130

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2023	1,136,415	11	1,272,483	(1,903,391)	(630,897)
Issuance of Common Stock	68,727	1	1,155,102	-	1,155,103
Net Income (Loss)	-	-	-	(276,166)	(276,166)
Ending Balance 12/31/2023	1,205,142	12	2,427,585	(2,179,557)	248,041
Issuance of Common Stock	75,664	1	440,205	-	440,206
Net Income (Loss)	-	-	-	213,734	213,734
Ending Balance 12/31/2024	1,280,806	13	2,867,790	(1,965,823)	901,981

Sazmining Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on May 3, 2018, in the state of Delaware. The Company's headquarters are located in Bethesda, Maryland. Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Digital Assets

As of December 31, 2024, the Company held digital assets with a total carrying value of $265,913 compared to $56,439 as of December 31, 2023. These assets consist primarily of fiat-backed stablecoins, including USDC and USDT, United States dollars held on crypto exchanges, and Bitcoin held in bits, with the majority of balances maintained across various custodial platforms. The Company holds 1.7176 BTC with a carrying value approximating $162,010 as of December 31, 2024 included in the digital asset total above. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard.

The Company did not recognize any impairment losses related to digital assets during the year ended December 31, 2024. These assets are primarily used to facilitate operating activity and customer payments associated with the Company's Bitcoin Mining-as-a-Service (BMaaS) operations. All digital assets are held in custodial wallets with third-party exchanges, and while the Company monitors the financial and cybersecurity standing of its custodians, it is subject to custodial risk, regulatory uncertainty, and market volatility that may affect the fair value and liquidity of these assets.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing Bitcoin Mining-as-a-Service (BMaaS), receiving a revenue share of the customer's mining pool proceeds at the time of payment to the customer. In addition, the Company sells ASIC hardware and hosting services required for mining Bitcoin; however, these additional services are provided with no intended profit margin. Payments for hardware and hosting services are collected in advance of delivery.

The Company's primary performance obligation is the provision of continuous access to mining infrastructure under the BMaaS model. Revenue is recognized over time as mining services are rendered and as the Company becomes entitled to its share of the customer's mining pool rewards.

The Company generates revenue through three primary streams: equipment sales, service fees, and management fees.

For equipment sales, customers purchase cryptocurrency mining rigs through the Company, which then sources and acquires the equipment from third-party suppliers, primarily based in China. The Company's performance obligation is to deliver the mining equipment to the customer. Revenue is recognized at the point in time when control of the equipment transfers to the customer, which typically occurs upon delivery to the designated mining site. The Company aims to operate this segment on a break-even basis and does not consider it a core profit center.

Service fee revenue is earned by aggregating energy contracts at favorable rates and charging customers for the electricity consumed by their individual mining rigs. The performance obligation is to provide access to power for each customer's specific equipment, tracked by serial number. Revenue is recognized over time as the customer simultaneously receives and consumes the benefit of the power services. This stream is also operated with the goal of breaking even. The Company recognized unearned revenue of $318,852 as of December 31st, 2024.

Management fee revenue represents the Company's primary profit-generating activity. The Company earns a percentage of the Bitcoin mined by customers as consideration for managing and facilitating the mining operations. The performance obligation is to operate and maintain the mining infrastructure that enables Bitcoin generation. Revenue is recognized over time as the Company fulfills its service obligations and the customer earns Bitcoin. The Company receives its share of mined Bitcoin as compensation, which is retained in cryptocurrency form and only liquidated to fund Company expenditures.

The Company's overall business model focuses on enabling and supporting customer Bitcoin mining, with long-term profitability driven by the management fee structure.

	Equipment Sales	Service Fees Revenue	Mining Revenue Share	Total
2024	$6,453,739	$1,712,046	$498,264	$8,664,049
2023	$1,945,891	$561,000	$106,111	$2,613,002

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. The weighted-average fair values presented below are based on 409A valuations of the Company's stock as of each respective year.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	142,031	$0.01
Granted	288,599	$0.3
Exercised	-	$-
Expired/cancelled	(33,879)	$0.2
Total options outstanding, December 31, 2023	396,751	$0.2
Granted	60,190	$0.3
Exercised	(15,258)	$0.2
Expired/cancelled	(54,253)	$0.3
Total options outstanding, December 31, 2024	387,430	$0.2
Options exercisable, December 31, 2024	301,413	$0.2

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	61,851	$0.33
Granted	288,599	$0.11
Vested	(153,917)	$0.11
Forfeited	(33,879)	$0.11
Nonvested options, December 31, 2023	162,654	$0.11
Granted	60,190	$0.18
Vested	(82,574)	$0.18
Forfeited	(54,253)	$0.18
Nonvested options, December 31, 2024	86,017	$0.18

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so. The analysis below of deferred tax assets is derived from management's estimates of taxable income and may differ significantly from the amounts reflected in the filed tax returns as it relates to net operating losses and tax credits. Additionally, the Company may determine that it is subject to state and local taxes which may result in an increase in the tax provision.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		2024	2023
Deferred tax assets:			
Net operating loss carryforwards		533,924	579,376
Other		-	
	Total	533,924	579,376
Deferred tax liabilities:			
Other		-	-
	Total	-	-
	Less: Valuation Allowance	-	
	Net deferred tax asset (liability)	533,924	579,376

The provisions for income taxes consist of the following components:

		2024	2023
Current		11,363	-
Change in deferred asset/liability		45,452	(73,411)
	Total Provision for Expense/(Benefit)	56,815	(73,411)

The provision for federal income taxes does not differ from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2024	2023
Income (Loss) before federal income tax expense	270,549	(349,577)
Federal statutory income tax at 21%	56,815	(73,411)
Total Provision for Expense/(Benefit)	56,815	(73,411)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 1, 2021, the Company entered into a promissory note with one of its biggest shareholders. The note accrued interest at a rate of 8% per annum and the note was due and payable on July 1st, 2023. The Company repaid the entire amount in 2025. As of December 31, 2024 and 2023, the outstanding note was $10,000.

On November 5, 2022, the Company entered into a Line of Credit promissory note with one of the biggest shareholders. The principal bears an interest rate of 10% per annum and was payable on January 12, 2024, however the Company has yet to repay. The principal is now due on demand. As of December 31, 2024 and 2023, the outstanding principal balance was $95,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On January 3, 2023, the Company entered into an Equipment Hosting and Management Services Agreement with a third party to house and operate Bitcoin mining equipment at a facility in Park Falls, Wisconsin. Under the agreement, the Company is required to pay a one-time, upfront deposit of $75,000, which is refundable at the end of the term provided the Company is not in breach and all outstanding amounts due under the agreement have been paid. The third party provides a turnkey management solution including access to the facility, installation of equipment, security, network services, and ongoing maintenance support. Monthly Management Services Fees are billed based on actual electricity usage at a rate of $75 per megawatt-hour, subject to a minimum usage requirement equivalent to 90% of the total energy required to operate the deployed equipment.

On July 7, 2023, the Company entered into a Hosting and Management Services Agreement with a third party, pursuant to which the Company agreed to deploy and operate Bitcoin mining equipment at a facility in Paraguay. Under the terms of the agreement, the Company is required to pay the third party a non-refundable deposit of $94,170 per megawatt, calculated based on an assumed 730 operating hours per month at a rate of $43 per megawatt-hour. This deposit secures future power and facility infrastructure for each tranche of equipment and is creditable against future Management Services Fees as the equipment is energized. The agreement provides for a ramp schedule under which mining equipment will be deployed in tranches ranging from 0.5 MW to 1.5 MW, with specific timelines for energization and installation. The third party is obligated to provide sufficient capacity to allow the Company to utilize

at least 95% of the power allocated for each tranche, regardless of actual usage. The agreement has a term of the earlier of thirty-six months from the initial energization date or until termination in accordance with the provisions therein. Either party may terminate the agreement under specified conditions, and the Company may terminate for convenience with sixty days' notice, subject to a one-time termination fee of $100,000. As of December 31st, 2024the Company has paid deposits totaling $427,780. See Note 7 – Subsequent Events for details of relocation.

NOTE 5 – LIABILITIES AND DEBT

The Company had entered into an SBA loan in 2020 for which they originally received $3,700 that contained a balance of $3,168 as of December 31st, 2023. The loan accrued interest at 3.75% and was due in 2050. The loan was fully repaid in 2024.

The Company had a line of credit with a third party for which they had a liability balance of $12,929 as of December 31st, 2023. The balance was fully repaid and the line of credit closed in 2024.

The Company had entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 4%-14%. The notes were convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Convertible notes all had valuation caps ranging from $10M-$25M. $871,363 of convertible notes plus interest converted into 51,142 shares of Common Stock in 2023. $403,452 of convertible notes plus interest converted into 60,406 shares of Common Stock in 2024. There were no remaining convertible notes, besides SAFE agreements (See Below), as of December 31st, 2024.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2024, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at fair value or a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $33.5M.

See Note 3 – Related Party Transactions for details of related party debt.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$105,000*
2026	-
2027	-
2028	-
2029	-
Thereafter	-

*The amount herein includes only the related party loan and line of credit balance as of December 31st, 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 1,205,142 and 1,280,806 shares were issued and outstanding as of 2023 and 2024. respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 14, 2025, the date these financial statements were available to be issued.

The Company issued a SAFE agreement totaling $100,000 at the same terms listed in Note 5 – Liabilities and Debt.

The Company relocated its Paraguay operations to a new site and operator, incurring one-time relocation expenses of $25,561 and one-time capital expenditures of $315,000 for infrastructure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CUSTOMER CONCENTRATION

For the years ended December 31, 2024 and 2023, the Company had customer concentrations with two customers in each respective year individually accounting for more than 10% of total revenue. In 2024, two customers represented approximately 22.0% and 14.9% of total revenue, respectively, and together accounted for approximately 36.9% of total revenue for the year. In 2023, two different customers represented approximately 20.1% and 15.6% of total revenue, respectively, and together accounted for approximately 35.7% of total revenue. The loss of any one of these significant customers could have a material adverse effect on the Company's operating results and cash flows.